UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-29106 / January 5, 2010

_____

In the Matter of   :
                                                                        :
RiverSource Variable Portfolio – Managers Series, Inc.   :
901 Marquette Avenue South, Suite 2810   :
Minneapolis, MN 55402-3268   :
                                                                        :
(811-10383)   :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

RiverSource Variable Portfolio – Managers Series, Inc. ("Applicant") filed an application
on March 30, 2009, and an amended and restated application on September 14, 2009 and
November 19, 2009, under section 8(f) of the Investment Company Act of 1940 ("1940
Act"), requesting an order declaring that it has ceased to be an investment company as
defined by the 1940 Act.

On November 20, 2009, a notice of filing of the application was issued (Investment
Company Act Release No. IC-28999). The notice gave interested persons an opportunity
to request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, pursuant to section 8(f) of the 1940 Act, that the registration of RiverSource Variable Portfolio – Managers Series, Inc. (811-10383) under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary